UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(e)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

AB MULTI-MANAGER ALTERNATIVE FUND

(Name of Subject Company (Issuer))

AB MULTI-MANAGER ALTERNATIVE FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nancy E. Hay

AllianceBernstein LP

66 Hudson Blvd E

New York, NY 10001

Tel.  1-800-221-5672

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Paul M. Miller, Esq.

Seward & Kissel LLP

901 K Street NW, Suite 800

Washington, DC 20001

November 15, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEM 1. SUMMARY TERM SHEET.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 14, 2025 by AB Multi-Manager Alternative Fund (the “Company”) in connection with an offer by the Company to purchase up to 10% of its outstanding Shares from the shareholders of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York time, on December 23, 2025.

2.

1,188,876.256 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3.	The Valuation Date for the Shares tendered was March 31, 2026.

4.

Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Company. On or around May 8, 2026, the Company paid such shareholders $13,166,526.12 collectively, representing the cumulative amount payable under the promissory notes minus the total amount retained pursuant to the Company’s 5% “hold-back” applicable when 95% or more of a shareholder’s shares in the Company are being repurchased.

Additional payments under the promissory notes in the aggregate amount of $624,438.12, representing the amounts retained under the hold-back, will be made promptly after completion of the Company’s audit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AB MULTI-MANAGER ALTERNATIVE FUND

By:	/s/ Richard A. Leahy
Name:	Richard A. Leahy
Title:	Assistant Secretary

August 21, 2026